EXHIBIT 99.1
Seabridge Gold Inc.
News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	September 23, 2013

Gitxsan Nation Expresses Support for Seabridge Gold’s KSM Project

Seabridge Gold announced today that its KSM Project in Northwestern British Columbia has been endorsed by the Gitxsan Nation, a First Nation and participant in the Working Group now reviewing Seabridge’s application for an Environmental Assessment Certificate. In a letter addressed to the British Columbia Environmental Assessment Office dated September 4, 2013 the Gitxsan Treaty Society, representing the Gitxsan Hereditary Chiefs, has expressed its “support of Seabridge Gold’s KSM Project”.

In their letter of endorsement for environmental assessment approval, the Gitxsan Hereditary Chiefs state:  “In our dealings with Seabridge Gold representatives, we have found them to be open, honest and transparent. Over the last five years, they have gone out of their way to visit with us and to explain the project and its impact on us. It is clear to us that Seabridge is committed to the community, to First Nations and to the Gitxsan people. We believe the KSM project will bring jobs and economic benefits to our people and communities, for the life of the mine and beyond. Please consider our support and the positive economic impact this project would have on our people when making your project approval decision.” (see: www.seabridgegold.net/Gitxsan_letter.pdf for a copy of the letter)

The KSM Project is undergoing a joint harmonized environmental assessment review as outlined by the British Columbia Environmental Assessment Act and the Canadian Environmental Assessment Act.

Seabridge Gold Chairman and CEO Rudi Fronk said “we are gratified to receive this expression of support which we regard as an important step forward for the KSM project. We have a deep respect for the culture and traditions of the Gitxsan people and we have appreciated the opportunity to learn from their values and their relationship to their environment. The representatives of the Gitxsan people have made a valuable contribution to the design of the KSM project and we look forward to their continuing advice and participation as the project moves forward. We are very conscious of our responsibility to ensure that the development of KSM is of direct economic benefit to the Gitxsan, other indigenous peoples and communities in northwestern British Columbia for many generations to come.”

Seabridge holds a 100% interest in several North American gold resource projects. The Company's principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada's Northwest Territories. For a breakdown of Seabridge's mineral reserves and resources by project and category please visit the Company's website at http://www.seabridgegold.net/resources.php.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

 ON BEHALF OF THE BOARD

"Rudi Fronk"
Chairman and CEO

For further information please contact:
Rudi P. Fronk, Chairman and CEO

Tel: (416) 367-9292   •  Fax: (416) 367-2711
Email:  info@seabridgegold.net